Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except per equity share data*

Particulars	Dec 31, 2017	Dec 31, 2016	Growth % Q3 18 over Q3 17	Sep 30, 2017	Growth % Q3 18 over Q2 18
Revenues	**2,755**	**2,551**	**8.0**	**2,728**	**1.0**
Cost of sales	1,773	1,601	10.7	1,743	1.7
Gross Profit	**982**	**950**	**3.4**	**985**	**(0.3)**
Operating Expenses:					
Selling and marketing expenses	136	131	3.8	132	3.0
Administrative expenses	177	179	(1.1)	194	(8.8)
Total Operating Expenses	**313**	**310**	**1.0**	**326**	**(4.0)**
Operating Profit	**669**	**640**	**4.5**	**659**	**1.4**
Other Income, net	149	121	23.1	137	8.8
Share in associate's profit/(loss)	-	-	-	-	-
Write-down of investment in associate	-	-	-	-	-
Profit before income taxes	**818**	**761**	**7.5**	**796**	**2.8**
Income tax expense*	22	214	(89.7)	218	(89.9)
Net Profit*	**796**	**547**	**45.4**	**578**	**37.6**
Earnings per equity share					
Basic ($)*	**0.35**	**0.24**	**46.1**	**0.25**	**38.2**
Diluted ($)	**0.35**	**0.24**	**46.0**	**0.25**	**38.2**

Note: *During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million which pertains to previous periods which are no longer required. Consequently, profit for the period has increased and therefore has led to an increase in Basic earnings per equity share by $0.10 for quarter ended December 31, 2017.

Statement of Comprehensive Income for nine months ended,

(As per IFRS) *In US $ million, except per equity share data*

Particulars	Dec 31, 2017	Dec 31, 2016	Growth %
Revenues	**8,134**	**7,639**	**6.5**
Cost of sales	5,208	4,832	7.8
Gross Profit	**2,926**	**2,807**	**4.2**
Operating Expenses:			
Selling and marketing expenses	405	402	0.7
Administrative expenses	555	519	6.9
Total Operating Expenses	**960**	**921**	**4.2**
Operating Profit	**1,966**	**1,886**	**4.3**
Other Income, net	413	347	19.0
Share in associate's profit/(loss)	-	(1)	-
Write-down of investment in associate#	(11)	-	-
Profit before income taxes	**2,368**	**2,232**	**6.1**
Income tax expense*	453	635	(28.7)
Net Profit*	**1,915**	**1,597**	**19.9**
Earnings per equity share			
Basic ($)*	**0.84**	**0.70**	**20.1**
Diluted ($)	**0.84**	**0.70**	**20.0**

Note: *During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million which pertains to previous periods which are no longer required. Consequently, profit for the period has increased and therefore has led to an increase in Basic earnings per equity share by $0.09 for nine months ended December 31, 2017.

#During the quarter ended Jun 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on net profit for nine months ended December 31, 2017 is $11 million.

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹crore, except per equity share data

Particulars	Dec 31,		Growth % Q3 18 over Q3 17	Sep 30, 2017	Growth % Q3 18 over Q2 18
	2017	2016			
Revenues	**17,794**	**17,273**	**3.0**	**17,567**	**1.3**
Cost of sales	11,450	10,840	5.6	11,227	2.0
Gross Profit	**6,344**	**6,433**	**(1.4)**	**6,340**	**0.1**
Operating Expenses:					
Selling and marketing expenses	877	885	(0.9)	846	3.7
Administrative expenses	1,148	1,214	(5.4)	1,248	(8.0)
Total Operating Expenses	**2,025**	**2,099**	**(3.5)**	**2,094**	**(3.3)**
Operating Profit	**4,319**	**4,334**	**(0.4)**	**4,246**	**1.7**
Other Income, net	962	820	17.3	883	8.9
Share in associate's profit/(loss)	-	-	-	-	-
Write-down of investment in associate	-	-	-	-	-
Profit before income taxes	**5,281**	**5,154**	**2.5**	**5,129**	**3.0**
Income tax expense*	152	1,446	(89.5)	1,403	(89.2)
Net Profit*	**5,129**	**3,708**	**38.3**	**3,726**	**37.6**
Earnings per equity share					
Basic (₹)*	**22.55**	**16.22**	**39.0**	**16.30**	**38.3**
Diluted (₹)	**22.53**	**16.22**	**38.9**	**16.29**	**38.3**

Note: *During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company has, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore which pertains to previous periods which are no longer required. Consequently, profit for the period has increased and therefore has led to an increase in Basic earnings per equity share by ₹6.29 for quarter ended December 31, 2017.

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

In ₹crore, except per equity share data

Particulars	Dec 31,		Growth %
	2017	2016	
Revenues	**52,439**	**51,364**	**2.1**
Cost of sales	33,576	32,483	3.4
Gross Profit	**18,863**	**18,881**	**(0.1)**
Operating Expenses:			
Selling and marketing expenses	2,612	2,702	(3.3)
Administrative expenses	3,575	3,490	2.4
Total Operating Expenses	**6,187**	**6,192**	**(0.1)**
Operating Profit	**12,676**	**12,689**	**(0.1)**
Other Income, net	2,659	2,333	14.0
Share in associate's profit/(loss)	-	(5)	-
Write-down of investment in associate#	(71)	-	-
Profit before income taxes	**15,264**	**15,017**	**1.6**
Income tax expense*	2,925	4,268	(31.5)
Net Profit*	**12,339**	**10,749**	**14.8**
Earnings per equity share			
Basic (₹)*	**54.06**	**47.03**	**15.0**
Diluted (₹)	**54.02**	**47.02**	**14.9**

Note: *During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company has, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore which pertains to previous periods which are no longer required. Consequently, profit for the period has increased and therefore led to an increase in Basic earnings per equity share by ₹5.81 for nine months ended December 31, 2017.

#During the quarter ended Jun 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on net profit for nine months ended December 31, 2017 is ₹71 crore.

Revenues by Client Geography

(In %)

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
North America	60.4	60.6	62.0	61.9
Europe	24.4	23.2	22.2	22.5
India	3.0	3.3	3.4	3.2
Rest of the world	12.2	12.9	12.4	12.4
Total	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Business IT Services	**61.9**	**62.3**	**62.0**	**62.3**
Application Development	15.4	15.6	15.5	15.2
Application Maintenance	16.2	16.0	17.0	17.9
Infrastructure Management Services	8.8	9.0	8.6	8.4
Testing Services	9.4	9.4	9.1	9.1
Product Engineering Services	4.0	4.1	3.9	3.8
Business Process Management	5.3	5.1	4.9	5.0
Others	2.8	3.1	3.0	2.9
Consulting, Package Implementation & Others	**32.8**	**32.5**	**32.4**	**32.3**
Products and Platforms	**5.3**	**5.2**	**5.6**	**5.4**
Total	**100.0**	**100.0**	**100.0**	**100.0**

Revenues from New Services and New Software launched from April 01, 2015 are included in Table above:

(in %)

	Q3 18	Q2 18
*New Services **	9.9	9.4
*New Software***	1.7	1.6

* New Services include Cloud Ecosystem, Big Data and Analytics, API and Micro services, Data and Mainframe Modernization, Cyber Security, IoT Engineering Services.
** New Software include Edge, NIA, Panaya, Skava

Revenues by Project Type *

(in %)

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Fixed Price	51.4	50.4	49.5	48.0
Time & Materials	48.6	49.6	50.5	52.0
Total	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Client Industry

(in %)

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Banking & Financial Services, Insurance	**33.1**	**33.4**	**33.3**	**33.2**
Banking & financial services	26.3	27.0	27.2	27.3
Insurance	6.8	6.4	6.1	5.9
Manufacturing & Hi-Tech	**21.8**	**22.0**	**22.5**	**22.6**
Retail & Life Sciences	**22.7**	**22.6**	**23.5**	**23.4**
Retail & CPG	14.1	13.8	14.6	14.7
Transport & Logistics	2.1	2.0	2.0	2.0
Life Sciences	4.6	4.8	4.6	4.6
Healthcare	1.9	2.0	2.3	2.1
Energy, Utilities, Communications & Services	**22.4**	**22.0**	**20.7**	**20.8**
Energy & Utilities	5.8	5.5	5.0	4.9
Telecom	10.5	10.4	9.1	9.4
Others	6.1	6.1	6.6	6.5
Total	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Number of Clients				
Active	1,191	1,173	1,152	1,162
Added during the period (gross)	79	72	77	321
Number of million dollar clients*				
1 Million dollar +	630	620	591	598
5 Million dollar +	290	286	275	282
10 Million dollar +	198	186	195	189
25 Million dollar +	101	100	90	91
50 Million dollar +	56	55	54	56
75 Million dollar +	34	31	32	31
100 Million dollar +	20	19	18	19
Client contribution to revenues				
Top client	3.4%	3.4%	3.1%	3.4%
Top 10 clients	19.2%	19.5%	20.1%	21.0%
Top 25 clients	35.3%	36.0%	36.3%	36.7%
Repeat business	98.3%	98.7%	96.7%	97.3%
Days Sales Outstanding	70	71	69	68

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Effort				
Onsite	29.0	29.4	29.8	29.8
Offshore	71.0	70.6	70.2	70.2
Revenues				
Onsite	54.8	55.6	56.5	56.8
Offshore	45.2	44.4	43.5	43.2
Utilization				
Including trainees	82.1	81.8	77.8	77.6
Excluding trainees	84.9	84.7	81.9	81.7

Person Months Data - Consolidated IT Services

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Billed – Onsite	112,349	111,930	108,562	431,824
– Offshore	275,029	269,202	256,197	1,015,978
TOTAL	**387,378**	**381,132**	**364,759**	**1,447,802**
Non Billable	68,636	69,033	80,813	323,638
Trainees	15,951	15,623	22,976	95,310
Sales & Support	26,189	27,031	28,530	114,707
TOTAL	**498,154**	**492,819**	**497,078**	**1,981,457**

Effort and Revenues - Consolidated IT Services

Particulars	Dec 31,		Growth % Q3 18 over Q3 17	Sep 30, 2017	Growth % Q3 18 over Q2 18
	2017	2016			
Effort - (Person months)					
Onsite	112,349	108,562	3.5	111,930	0.4
Offshore	275,029	256,197	7.4	269,202	2.2
Total	**387,378**	**364,759**	**6.2**	**381,132**	**1.6**
Revenues – ($ million)					
Onsite	1,368	1,299	5.3	1,374	(0.4)
Offshore	1,129	1,001	12.8	1,099	2.7
Total	**2,497**	**2,300**	**8.6**	**2,473**	**1.0**

Revenue per Employee

(In US $ K)

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Revenue per Employee - Consolidated	53.7	52.7	51.2	51.4

Employee Metrics

(Nos.)

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Total employees	2,01,691	1,98,440	1,99,763	2,00,364
S/W professionals	1,89,998	1,86,806	1,87,919	1,88,665
Billable	1,80,842	1,80,397	1,78,548	1,78,474
Banking product group	4,367	4,498	4,941	4,753
Trainees	4,789	1,911	4,430	5,438
Sales & Support	11,693	11,634	11,844	11,699
Gross addition	12,622	10,514	9,120	44,235
Attrition	9,371	10,627	9,186	37,915
Net addition	3,251	(113)	(66)	6,320
Attrition % (Annualized Standalone)	15.8%	17.2%	14.9%	15.0%
Attrition % (Annualized Consolidated)	18.7%	21.4%	18.4%	19.2%

Rupee Dollar Rate (₹)

	Quarter ended			Year Ended
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Mar 31, 2017
Period closing rate	63.88	65.29	67.93	64.85
Period average rate	64.59	64.39	67.70	67.11

Constant Currency Reporting

Reported revenues	Q3 18	Q2 18	Q1 18	Q4 17	Q3 17
Revenues ($ mn)	2,755	2,728	2,651	2,569	2,551
Sequential growth (%)	1.0	2.9	3.2	0.7	(1.4)
YoY growth (%)	8.0	5.4	6.0	5.0	6.0

Constant currency – Q o Q	Q3 18	Q2 18	Q1 18	Q4 17	Q3 17
Revenues ($ mn)	2,762	2,702	2,628	2,552	2,579
Sequential growth (%)	0.8	2.2	2.7	0.0	(0.3)

Constant currency – Y o Y	Q3 18	Q2 18	Q1 18	Q4 17	Q3 17
Revenues ($ mn)	2,698	2,707	2,659	2,576	2,582
YoY growth (%)	5.8	4.6	6.3	5.3	7.3

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q3 18	Q2 18	Q1 18	FY 17	Q4 17	Q3 17
AUD	0.77	0.79	0.75	0.75	0.76	0.74
EUR	1.18	1.18	1.11	1.09	1.07	1.07
GBP	1.33	1.32	1.28	1.30	1.25	1.23

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q3 18	Q2 18	Q1 18	FY 17	Q4 17	Q3 17
AUD	7.3	7.9	7.8	7.3	7.3	7.1
EUR	11.7	10.8	10.1	9.6	9.5	10.0
GBP	5.4	5.3	5.4	5.8	5.3	5.1

Q3 2018

Geographical segment – growth

North America grew by 0.7% both sequentially and in constant currency

Europe grew by 5.9% sequentially; and 4.7% in constant currency

India declined by 6.1% sequentially; and 5.9% in constant currency

Rest of the world declined by 4.6% sequentially; and 4.0% in constant currency

Industry segment – growth

FSI grew by 0.3% sequentially; and 0.1% in constant currency

MFG & Hi-Tech grew by 0.1% sequentially; and declined by 0.1% in constant currency

RCL grew by 1.4% sequentially; and 1.2% in constant currency

ECS grew by 2.6% sequentially; and 2.5% in constant currency